Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 29, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Incapital Unit Trust, Series 55

Nuveen Core Real Estate Securities Portfolio, 3Q 2014

File Nos. 333-197243 and 811-22581

Dear Ms. Hui:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 55, filed on August 15, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen Core Real Estate Securities Portfolio, 3Q 2014 (the “Trust”).

Prospectus

Fee Table (p. 10)

     1. In the third footnote, please add a paragraph break after the third sentence. Also, in that same footnote, please delete the fifth sentence.

      Response: The disclosure has been revised in response to this comment.

      2. In the fourth footnote, please delete the fourth, fifth and sixth sentence.

      Response: The disclosure has been revised in response to this comment.

Exchange or Rollover Option (p. B-5)

      3. In the first sentence, please delete the word “maximum.”

      Response: The disclosure has been revised in response to this comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren